EXHIBIT 99.3


FOR IMMEDIATE RELEASE


                   SUNBEAM CORPORATION RETAINS MORGAN STANLEY
                             TO EXPLORE ALTERNATIVES


         Delray Beach, FL, (October 23, 1997) -- Sunbeam Corporation (NYSE:SOC) announced today that it has retained the firm of Morgan Stanley & Co. Incorporated to serve as its financial advisor in exploring strategic alternatives for the Company.

         Albert J. Dunlap, Sunbeam's Chairman, stated: "I have always been a strong proponent of maximizing shareholder value at Sunbeam, as well as at the other companies which I have headed. Yesterday we released third quarter earnings which reflect solid achievement in the fifteen months since our new management team began the task of turning around the Company. Having successfully completed the turnaround of Sunbeam and being well on our way to dramatically growing the business, we feel that the timing now is right to look towards achieving the next level of value for our shareholders. As I have said on numerous occasions, we will pursue whatever course serves best to enhance shareholder value, including acquisitions, mergers or possibly a sale of the Company. We have been approached by a number of investment bankers with suggestions as to various courses of action which we should consider pursuing. Our Board felt that it was time to really focus our efforts by formally engaging a single investment banking advisor. We have worked over the years with all the major investment bankers, and we felt that for this particular assignment, Morgan Stanley would do the best job for Sunbeam and its shareholders. We are also pleased to be working with the Llama Company and its President, Alice Walton, as an advisor to Morgan Stanley, in exploring all opportunities available to Sunbeam."

         Mr. Dunlap added: "We are doing what any similarly situated company should do, which is to explore all alternatives for the benefit of our shareholders. I wish to stress that we are actively pursuing all alternatives and are open to any and all types of transactions. There is, of course, no assurance as to the particular type of transaction that could occur or that any


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transaction will occur at all."

         Sunbeam Corporation is a leading consumer products company that designs, manufactures and markets, nationally and internationally, a diverse portfolio of brand name consumer products. The Company's Sunbeam/registered trademark/ and Oster/registered trademark/ brands have been household names for generations, both domestically and abroad, and the Company is a market leader in many of its product categories.



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    Contact: Media:                  Investor Relations:

             Nicole Reilly                  Rich Goudis
             (212) 885 0353                 Vice President, Investor Relations
             Pager 1-888-899-9629           SUNBEAM CORPORATION
                                            (561) 243-2100